

January 6, 2014

Via E-mail
John A. McCluskey
Chief Executive Officer
Alamos Gold Inc.
2200-130 Adelaide Street West
Toronto, Ontario M5H 3P5
Canada

Re: **Alamos Gold Inc.**
Form 40-F for the Year Ended December 31, 2012
Filed March 29, 2013
Response dated December 18, 2013
File No. 001-35783

Dear Mr. McCluskey:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1. Annual Information Form

Note 3. Significant Accounting Policies, page 10

Mineral property, plant and equipment, page 12

i. Mineral property acquisition and mine development costs, page 12

1.   We note your response to comment 7 of our letter dated December 5, 2013. In addition to the draft disclosure you provided for your accounting policy with respect to "mineral property acquisition and mine development costs," please confirm that you will provide

John A. McCluskey
Alamos Gold Inc.
January 6, 2014
Page 2

in future filings the information included in your response which defines "commencement of production," including the specific criteria used to determine the start of production.

ii. Exploration and evaluation expenditures, page 12

2. We note your response to comment 8 of our letter dated December 5, 2013. To clarify when your exploration stage ends and development stage commences, please confirm that you will expand disclosure in future filings to:

- clearly define "positive economic analysis" and specify the types of analyses that are included under this characterization; and

- include clarification of the timing of impairment testing and reclassification of exploration and evaluation assets pursuant to paragraph 17 of IFRS 6.

Please provide your proposed draft disclosures in your response.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining